SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

_____________________________________________________________________

Name: YieldStreet Multi-Asset Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

597 Fifth Avenue, 6th Floor
New York, NY 10017

Telephone Number (including area code):	(844) 943-5378

Name and address of agent for service of process:	Ivor Wolk
General Counsel and Secretary YieldStreet Multi-Asset Fund Inc. 597 Fifth Avenue, 6th Floor New York, NY 10017

Copy to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes  ☐ No

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 21st day of December, 2018.

YIELDSTREET MULTI-ASSET FUND INC.

By:	/s/ Milind Mehere
Name: Milind Mehere
Title: Chief Executive Officer

ATTEST:

By:	/s/ Ivor Wolk
Name: Ivor Wolk
Title: General Counsel and Secretary